Exhibit 99.2

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2024

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2024

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2024	December 31, 2023
	U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	21,626	10,872
Accounts receivable:
Trade, net	2,471	1,994
Other	961	399
	25,058	13,265
Non-current assets:
Long-term deposits	102	104
Property and equipment, net	119	88
Right-of-use assets	638	779
Deferred tax assets	298	181
Intangible assets, net	1,082	1,386
Goodwill	4,118	4,118
Other non-current assets	94	145
	6,451	6,801
Total assets	31,509	20,066

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade	570	369
Other	3,058	2,439
Current maturities of long-term loans	564	290
Contract liabilities	2,285	1,983
Derivative financial instruments	3,409	109
Short-term lease liabilities	362	370
	10,248	5,560
Non-current liabilities:
Long-term lease liabilities	398	523
Long-term loans, net of current maturities	439	802
	837	1,325
Total liabilities	11,085	6,885

Equity:
Ordinary shares	-	-
Share premium	108,963	100,576
Other equity reserves	12,705	14,938
Accumulated deficit	(101,244)	(102,333)
Total equity	20,424	13,181
Total liabilities and equity	31,509	20,066

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands (except per share amounts)

Revenue	17,260	12,664
Cost of revenue	3,854	4,390
Gross profit	13,406	8,274

Operating expenses:
Research and development	2,143	1,948
Selling and marketing	3,372	6,472
General and administrative	2,626	2,286
Impairment of goodwill	-	6,311
Total operating expenses	8,141	17,017

Operating profit (loss)	5,265	(8,743)

Finance expense	3,612	177
Finance income	(267)	(293)
Finance expense (income), net	3,345	(116)

Profit (loss) before income tax	1,920	(8,627)
Tax benefit (expense)	(831)	238
Net profit (loss) for the period	1,089	(8,389)

Basic and diluted profit (loss) per share:
Basic profit (loss) per share	0.02	(0.25)
Diluted profit (loss) per share	0.02	(0.25)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares			Other
	Number of shares	Amount	Share premium	equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except share data)

Balance at January 1, 2024	59,681,632	-	100,576	14,938	(102,333)	13,181
Changes during the six months ended June 30, 2024:
Issuance of ordinary shares upon exercise of options and vesting of RSUs	2,638,521	-	4,740	(1,795)	-	2,945
Issuance of ordinary shares upon exercise of warrants	6,035,860	-	3,636	(1,383)	-	2,253
Expiration of options	-	-	11	(11)	-	-
Share-based payments	-	-	-	956	-	956
Net profit for the period	-	-	-	-	1,089	1,089
Balance at June 30, 2024	68,356,013	-	108,963	12,705	(101,244)	20,424

Balance at January 1, 2023	32,628,044	-	95,077	15,042	(96,808)	13,311
Changes during the six months ended June 30, 2023:
Issuance of ordinary shares upon exercise of options	165,046	-	111	(91)	-	20
Expiration of options	-	-	21	(21)	-	-
Share-based payments	-	-	-	637	-	637
At-the-market offering, net of issuance costs	2,076,140	-	545	-	-	545
Net loss for the period	-	-	-	-	(8,389)	(8,389)
Balance at June 30, 2023	34,869,230	-	95,754	15,567	(105,197)	6,124

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands
Cash flows from operating activities
Net profit (loss) for the period	1,089	(8,389)
Adjustments for:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	68	26
Change in fair value of derivative financial instruments	3,300	(24)
Impairment of goodwill and intangible assets	-	8,806
Depreciation and amortization	474	617
Interest income related to short-term bank deposits	(267)	-
Interest portion of lease payments	68	7
Interest and other finance expense )income( related to long-term loan	161	(250)
Interest expense related to short-term bank loans	-	83
Share-based payments	956	599
	4,760	9,864
Changes in asset and liability items:
Trade receivables	(477)	(489)
Other receivables	(127)	268
Trade payables	201	(1,226)
Other payables	653	(50)
Deferred taxes	(117)	(238)
Contract liabilities	302	119
	435	(1,616)
Net cash provided by (used in) operating activities	6,284	(141)

Cash flows from investing activities
Withdrawn of short-term restricted deposits	-	60
Withdrawn of long-term deposits	2	-
Interest related to short-term bank deposits	267	-
Investment in long-term deposits	-	(48)
Investment in long-term restricted deposits	-	(21)
Repayment of long-term restricted deposits	-	33
Purchase of property and equipment	(60)	(24)
Net cash provided by investing activities	209	-

Cash flows from financing activities
Long-term loans received	-	888
Long-term loans interest payments	(110)	(230)
Long-term loans principal payments	(89)	(329)
Short-term bank loans received	-	4,800
Repayment of short-term bank loans	-	(4,800)
Short-term bank loans interest payments	-	(88)
Principal portion of lease payments	(133)	(107)
Interest portion of lease payments	(68)	(7)
Proceeds from exercise of options and warrants	4,763	20
Proceeds from at-the-market offering	-	688
Issuance costs in connection with offerings	(34)	(151)
Net cash provided by financing activities	4,329	684

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands

Changes in cash and cash equivalents	10,822	543
Cash and cash equivalents at beginning of the period	10,872	3,290
Effect of exchange rate changes on cash and cash equivalents	(68)	(20)
Cash and cash equivalents at end of the period	21,626	3,813

Supplemental disclosure of non-cash investing and financing activities:
Receivables due to exercise of options	435	-
Addition of right-of-use assets	-	541

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL:

Background

Alarum Technologies Ltd. (“Alarum”, and collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global provider of internet access and web data collection solutions.

The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market.

The Company currently operates in two segments - enterprise internet access and consumer internet access. The enterprise internet access solutions are provided through the Company’s wholly owned subsidiary NetNut Ltd. (“NetNut”) and enable customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. The consumer internet access solutions are provided through the Company’s wholly-owned subsidiary CyberKick Ltd. (“CyberKick”), and provide a powerful, secured and encrypted connection, masking the customers online activity and keeping them safe from hackers.

The Company currently funds its operations primarily through cash generated from operating activities. Accordingly, cash and cash equivalents as of June 30, 2024, were $21,626 thousand and cash provided by operating activities was $6,284 thousand for the six months ended June 30, 2024. Based on the Company’s cash position, the Company believes that it has sufficient resources to fund its operations for at least the next twelve months from the date on which the condensed consolidated financial statements are authorized for issue.

War in Israel

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war. To date, there is no material adverse impact on the Company’s operations and financial results as a result of this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can the Company predict how this war will ultimately affect Israel’s economy in general. The Company continues to monitor the situation closely and examine the potential disruptions that could adversely affect its operations.

NOTE 2 - ACCOUNTING POLICIES:

Basis of presentation

The Company’s condensed consolidated financial statements for the six months ended June 30, 2024, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all of the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2023 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board.

The results of operations for the six months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2024, or for any other interim period.

Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2023.

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2023, except as described below.

Income tax

Income tax expense for interim periods is recognized at an amount determined by multiplying the profit before income tax for the interim period of each individual jurisdiction by management’s best estimate of the expected effective annual income tax rate of each jurisdiction, adjusted for the tax effects of certain items recognized in full in the interim period.

New standards and amendments adopted

Several new standards, amendments to standards and interpretations that are effective for annual periods beginning on January 1, 2024, have been applied in preparing these condensed consolidated financial statements. None of these had a material effect on the Company’s condensed consolidated financial statements.

New standards and amendments not yet adopted

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”)

IFRS 18 replaces IAS 1, “Presentation of Financial Statements” (“IAS 1”). As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statement of profit or loss, as follows: (i) operating profit and (ii) profit before financing and tax. In addition, items in the statement of profit or loss will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and their accompanying notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently in a preliminary stage of assessing the expected effect of this new standard.

NOTE 3 - SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD:

Shares issuance

During the six months ended June 30, 2024, 527,686 warrants issued as a part of the Company’s September 14, 2023 private placement and 75,900 warrants issued as part of April 3, 2020 public offering, were exercised into 603,586 ADSs, or 6,035,860 ordinary shares, for a total consideration of $2,253 thousand.

During the six months ended June 30, 2024, 2,492,688 options were exercised into 2,492,688 ordinary shares for a total consideration of $2,945 thousand, and 145,833 vested restricted share units (“RSUs”) were issued into 145,833 ordinary shares.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

Derivative financial instruments

Derivative financial instruments consist of certain warrants previously issued to investors which are accounted for as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value (level 3) and changes are recorded to profit or loss on a periodic basis.

During the six months ended June 30, 2024, there was a significant increase in the fair value of derivative financial instruments, mainly due to an increase in the Company’s share price, which resulted in an increase of $3,300 thousand recognized in finance expense in profit or loss.

The fair value of the warrants as of June 30, 2024, was estimated using the Black-Scholes model, with the following principal assumptions: risk-free interest rate of 4.99%-5.43%, expected term (in years) of 0.36-1.25 and volatility of 96.54%-109.20%.

As of June 30, 2024, derivative financial instruments totaled to $3,409 thousand.

O.R.B agreement

Further to the described in Note 10 to the Company’s annual financial statements for the year ended December 31, 2023, during the six months ended June 30, 2024, the Company repaid to O.R.B. Spring Ltd. an amount of $199 thousand, based on the actual customers’ payments according to the revenue share model.

For the six months ended June 30, 2024, interest expenses related to long-term loan totaled to $110 thousand.

As of June 30, 2024, long-term loan, including current maturities, totaled to $1,003 thousand.

Options and RSUs grants

During the six months ended June 30, 2024, the Company’s board of directors (“BOD”) approved grants of 240,044 RSUs and 145,012 options to purchase 145,012 ordinary shares. The options have exercise prices range of NIS 0-3.97 and they will vest over 1-3 years from the grant dates. The total fair value of these grants was $493 thousand.

NOTE 4 - SEGMENT AND REVENUE INFORMATION:

Disaggregation of revenue

The Company’s revenue is disaggregated by segments and source.

The following table presents the Company’s revenue disaggregated by source for the six months ended June 30, 2024 and 2023:

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands

Software as a Service	17,257	9,983
Advertising services	3	2,681
	17,260	12,664

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

Segments

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance.

The chief operating decision maker, who is the Company’s Chief Executive Officer (“CEO”), examines the performance of each operating segment based on revenue and segment adjusted EBITDA. The Company defines segment adjusted EBITDA as net profit (loss) before depreciation, amortization and impairment of intangible assets, finance income (expense) and income tax, as further adjusted for the effect of impairment of goodwill, share-based payments and other adjustments, as applicable.

The following table presents details of the Company’s operating segments and a reconciliation of the total segment adjusted EBITDA to profit (loss) before income tax for the six months ended June 30, 2024 and 2023:

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands
Revenue
Enterprise internet access	16,751	8,428
Consumer internet access	509	4,236
	17,260	12,664
Segment adjusted EBITDA
Enterprise internet access	7,610	2,219
Consumer internet access	260	73
	7,870	2,292
Non-attributable corporate costs	(1,315)	(1,123)
Depreciation, amortization and impairment of intangible assets	(334)	(3,002)
Impairment of goodwill	-	(6,311)
Share-based payments	(956)	(599)
Finance income (expense), net	(3,345)	116
Profit (loss) before income tax	1,920	(8,627)

NOTE 5 - SUBSEQUENT EVENTS:

On July 16, 2024, the Company’s BOD approved a grant of 199,992 RSUs to the Company’s CEO. The grant is subject to the shareholders’ approval.

In addition, the Company’s BOD approved grants of 55,020 RSUs to employees and 100,000 options to purchase 100,000 ordinary shares to a consultant. The options have a zero-exercise price and they will vest over a period of 2 years from the grant date.